Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

July 3, 2018

Merger Integration Update: Momentum Builds

To the Capella Team:

As integration planning and “Day 1” planning intensify, I want to sincerely thank everyone. Whether you have had a direct role in the integration process, have been a support to your colleagues and the organization at this time of great change, or have been gracious because your position will be impacted by the merger, I want you to know that we are so thankful for your commitment to Capella’s mission and for all you do. Together we are empowering Capella to improve lives of our learners and their families for decades.

News and updates

Higher Learning Commission. Capella’s regional accreditor, the Higher Learning Commission, met last week, and the Capella-Strayer merger was on the agenda. We expect to hear its decision on Capella University’s change in control application in the next two weeks.

Organization updates in Marketing and OPUX. Of the various functions that have been part of the formal value-capture and organization design assessment process, Marketing has recently announced changes and OPUX remains in the assessment process.

•	Marketing organizational changes. Marketing recently introduced a new structure to include dedicated Capella and Strayer University brand teams designed to support the unique needs of each university, and centers of excellence which will work across both brands. These changes result in the movement of employees across teams and leaders. A very small number of individuals in Minneapolis and Herndon were informed that their positions will be impacted by this change.

•	OPUX organizational changes. The course development function within OPUX is the last of the teams to examine possible opportunities for shared practices or services. This team started this process later than others and we expect to know more later this month.

What’s happening next?

Karl McDonnell Town Hall meeting, Tuesday, July 10. Strayer CEO Karl McDonnell and members of the future Strategic Education Inc. leadership team will be in Minneapolis for another town-hall-style meeting. Sign up today—space will be limited. At this session, Karl and his team will share their thoughts on SEI’s potential as the premier education innovator before opening up the floor for whatever questions you may have.

Upcoming summit next week. As Day 1 draws closer, pending HLC approval, integration teams are meeting once more to discuss details and interdependencies so that they’re as aligned as possible on Day 1.

This will serve as an extension of the discussions started in the April summit where functional leaders shared key opportunities, risks and interdependencies about process changes on Day 1 and in the months to come. We remain confident in our readiness, and this summit will help ensure we avoid unforeseen issues.

Day 1—what’s happening on the big day? While we don’t have a specific date yet (again, it depends upon HLC approval) we are hopeful that our transaction will close in August. On Day 1 you should expect:

•	A celebration. The merger closing will be the culmination of a tremendous amount of work by many, many people. And it will be the start of an amazing new era for the combined company. So we’re going to mark this occasion with celebrations. Watch your calendar and email inbox for more details in the coming weeks.

While there is importance in celebrating the momentous occasion of SEI’s Day 1, we realize that there are several employees transitioning the first week of August. All Day 1 events are optional as we are trying to balance celebrating the remarkable contributions made by everyone at Capella, while also respecting those whose roles have been impacted.

•	What will change on Day 1? For most people, Day 1 won’t “feel” any different than the day before. Within Capella University and our coding schools, employees will remain focused on serving our learners as we always have, and the day-to-day work won’t change. We will, however, be unveiling the new SEI logo, and the CEC website will be replaced by our new SEI website.

More communications. We made a commitment to keep you informed about the merger as it approached, and we will continue that commitment. While we’re not yet sure exactly what form that communication will take, we will do our best to keep everyone up to date on significant developments as we continue to move forward.

Questions? Let us know.

Again, if you have specific questions about the integration, send them to MergerQA@share.capella.edu.

As always, I want to recognize the great work you continue to do, even amidst the challenges and uncertainty of the integration process. Our learners are at the center of everything we do, and you’ve never lost sight of that. Thank you. Best wishes for a safe and fun July 4th holiday.

Sincerely,

Steve Polacek

Chief Financial Officer

Bcc: *Capella All *Faculty All

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to satisfy certain conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at http://www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, on November 20, 2017, Strayer filed a registration statement on Form S-4 with the SEC which included a joint proxy statement of Strayer and Capella and a prospectus of Strayer. The registration statement was amended on December 8, 2017. On January 19, 2018 at their respective special meetings, Strayer’s stockholders approved the issuance of Strayer common stock and the amendment and restatement of Strayer’s charter, each in connection with the merger, and Capella shareholders approved the Agreement and Plan of Merger, dated as of October 29, 2017, by and among Strayer, Capella and Sarg Sub Inc. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.